Exhibit 99.1

Q1

2017 First Quarter Report

	Three months ended
Financial and Operating Highlights	March 31
	2017	2016

Financial ($000, except as otherwise indicated)
Sales including realized hedging	$72,957	$41,625
Funds from operations	$53,972	$30,236
per share (1)	$0.29	$0.17
Net capital expenditures	$53,791	$44,736
Working capital deficit (2)	$10,895	$10,666
Bank indebtedness	$147,781	$202,538
Basic weighted average shares (000)	184,842	174,479
Operating
Daily Production
Natural gas (mcf/d)	230,906	164,618
Liquids (bbls/d)	1,151	418
Total mcfe/d (3)	237,812	167,126
Total boe/d (3)	39,635	27,854
Average prices (including hedging)
Natural gas ($/mcf)	$3.24	$2.70
Liquids ($/bbl)	$53.73	$31.21
Cash netbacks ($/mcfe) (3)
Natural gas and liquids sales	$3.17	$1.77
Realized gains on derivatives	0.24	0.97
Royalties	(0.10)	(0.07)
Operating expense	(0.23)	(0.35)
Transportation expense (4)	(0.38)	(0.01)
Operating netback	2.70	2.31
General and administrative	(0.10)	(0.13)
Finance expense	(0.08)	(0.19)
Cash netbacks	$2.52	$1.99

(1)	Based on basic weighted average shares outstanding.
(2)	Working capital deficit includes trade and other receivables, prepaid expenses and deposits, and trade and other accrued liabilities.
(3)	A boe and mcfe conversion ratio has been calculated using a conversion rate of six thousand cubic feet of natural gas equivalent to one barrel of liquids.
(4)	Commencing on November 1, 2016, Advantage requested that its gas marketing contract be modified to reflect natural gas transportation as a cost. Prior to November 1, 2016, Advantage’s realized natural gas prices were reduced for natural gas transportation from the sales points to AECO. This change has no effect on funds from operations, cash netbacks, or net income (loss), however, Advantage believes this is more instructive for our investors to compare cost structures going forward.

MESSAGE TO SHAREHOLDERS

42% Increase in Production to 238 mmcfe/d (39,635 boe/d),

79% Increase in Cash Flow to $54 million

and a 39% Increase in Undeveloped Montney Land Holdings

Advantage Oil & Gas Ltd. (“Advantage” or the “Corporation”) is pleased to report that first quarter 2017 production increased 42% over the same period of 2016 and 8% over the fourth quarter of 2016 to a record level of 238 mmcfe/d (39,635 boe/d). Cash flow increased 79% to $54 million which fully funded our capital expenditures of $54 million and included the completion of all well operations required to support our 2017 production target. Since January 1, 2017 the Corporation has acquired 24 net sections of strategic Montney land and entered into a long term commitment to further diversify our natural gas markets.

On a per share basis, production grew 34% to 238 mmcfe/d (39,635 boe/d) and cash flow grew 71% to $0.29/share during the first quarter of 2017 through Advantage’s continued focus on improving efficiencies. The Corporation reduced its operating costs by 34% to $0.23/mcfe ($1.38/boe) and total corporate cash costs by 18% to $0.89/mcfe ($5.34/boe) including natural gas and liquids transportation.

Strong cash flow fully funded our capital program of $54 million and resulted in a total debt to trailing cash flow of 0.8 times as of March 31, 2017. Total debt (including working capital deficit) was $159 million at the end of the quarter.

Advantage increased its undeveloped Montney land holdings by 39% through the acquisition of 24 net sections (15,360 net acres) at our Progress and Valhalla areas for an aggregate cash cost of $6 million. Since 2008, Advantage has increased its total Montney land holding by 125% from 79 net sections (50,560 acres) to 178 net sections (113,920 acres) with 87 net sections (55,680 acres) now located at Valhalla, Progress and Wembley, proximal to our 100% owned Glacier gas plant and gathering system. These 87 net sections are located in three contiguous land blocks and have natural gas liquids and multi-zone development potential.

Advantage committed to 55,600 GJ/day (52,800 mcf/d) of firm sales gas transportation service on Trans Canada Pipelines (“TCPL”) mainline from Empress, Alberta to the Dawn market in Southern Ontario through TCPL’s open season in the first quarter of 2017. This service is expected to commence on November 1, 2017 and includes a 10 year term at a toll of $0.77/GJ. Approval of this service is subject to TCPL obtaining the necessary regulatory approvals which are progressing in an expedited application process. This will further diversify Advantage’s end-markets and complement our attractive AECO natural gas price hedges and Henry Hub to AECO basis differentials that have been secured through 2019.

Activity Update and Looking Forward

Well Operations

Advantage completed 11 new Montney gas wells that were drilled prior to year-end 2016 which will be utilized to support our 2017 production target of 236 mmcfe/d. We also concluded drilling operations on a 16-well pad in the first quarter of 2017 which is scheduled to be completed during the second half of 2017. Production from this pad is scheduled to be brought on-stream in 2018 to support the Corporation’s development plan growth. The Corporation’s current standing well inventory consists of 28 wells of which 11 are drilled and completed and 17 remain uncompleted. Advantage’s completed well productivity is estimated to have a combined average 30 day initial production rate (“IP30”) of 65 mmcf/d, sufficient to support our 2017 annual production target of 236 mmcfe/d. These completed wells consist of 7 Upper and Lower Montney wells and 4 Middle Montney wells.

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Increased Montney Undeveloped Land

Advantage’s acquisition of 24 net Montney sections has strategically expanded our Progress area and further complemented our Valhalla land holdings. In addition to the 91 net sections of Montney land at Glacier, Advantage now owns 87 net sections of Montney land (100% operated and controlled) which represents three separate contiguous assets in the greater Glacier area. These 87 net sections are comprised of 29 sections located at Progress, 30 sections located at Valhalla and 28 sections located at Wembley. Each of these asset areas are estimated by Management to contain sufficient natural gas and liquids accumulations to support scalable drilling programs and economies of scale given their proximity to our Glacier gas plant and gathering system. Delineation drilling is required to optimize and schedule future development planning in order to continue Advantage’s track record of delivering strong returns and sustainable growth. Advantage drilled and is producing three liquids rich Montney wells at Valhalla and plans to drill a new four well pad during the second half of 2017. At Wembley and Progress, Advantage plans to spud delineation wells in each of these areas in the fourth quarter of 2017. Industry drilling adjacent to Progress, Valhalla and Wembley have continued to demonstrate the potential for liquids rich and multi-zone development.

Glacier Gas Plant Expansion

Advantage received license approval from the Alberta Energy Regulator for the expansion of our 100% owned Glacier gas plant to a processing capacity of 400 mmcf/d of raw gas and 6,800 bbls/d of shallow-cut liquids extraction capability. The plant expansion also included engineering design changes for the processing of natural gas and liquids compositions from the greater Glacier area. All major equipment items have been procured and shop fabrication is well underway. On-site construction will begin in the second half of 2017 and is anticipated to be completed by the second quarter of 2018. At such time, Advantage anticipates having initial surplus raw processing capacity of approximately 140 mmcf/d to support our 2017 through 2019 corporate growth plan and beyond, accelerated production growth and/or accommodate third party processing opportunities.

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Commodity Price Risk Management, Transportation & Market Diversification

Advantage’s multi-year commodity risk management program includes the following hedging positions:

	% Estimated Future Natural Gas Production (1)	Average AECO Cdn $/mcf
2017 Remainder of Year	45%	$3.07	/mcf
2018	22%	$3.02	/mcf
2019 Q1	18%	$3.00	/mcf

Notes:(1) Based on estimates of average daily natural gas production, net of royalties

Advantage has also secured Henry Hub to AECO basis differentials of US$0.85/mcf on 25,000 mcf/d for calendar 2018 and US$0.88/mcf on 50,000 mcf/d for calendar 2019.

In order to further diversify our markets, Advantage participated in TCPL’s Mainline open season in the first quarter of 2017 and committed for firm transportation service of 55,600 GJ/d (52,800 mcf/d) from Empress, Alberta to the Dawn market in Southern Ontario. This firm service commitment is expected to be effective November 1, 2017 and represents approximately 20% of our targeted 2018 average annual production. The toll is $0.77/GJ for a 10 year take-or-pay term that can be reduced at Advantage’s option by up to 5 years, subject to the terms of the contract. The firm service is conditional on National Energy Board approval and is on an expedited approval timeline process.

On the intra-Alberta Nova Gas Transmission Ltd’s (“NGTL”) system, Advantage has secured increasing levels of firm sales gas transportation service of up to 308 mmcf/d which will satisfy 100% of the Corporation’s annual production targets of 236 mmcfe/d, 272 mmcfe/d and 316 mmcfe/d for 2017, 2018 and 2019, respectively.

Advantage’s 2017 through 2019 Development Plan is On-Track

Advantage is well positioned and on-track to continue executing on its 2017 through 2019 development plan which is expected to increase production by 56% to 316 mmcfe/d (52,670 boe/d) or 16% on an average annual basis.

Advantage 2017 production is targeted to achieve an annual average rate of approximately 236 mmcfe/d with a range of 230 to 240 mmcfe/d. Maintenance, turnaround and expansion activities based on TCPL’s schedule and based on Advantage’s schedule are expected during the second and third quarters of 2017 and have been previously incorporated into our annual production target and guidance. Advantage also expects NGTL’s sales gas pipeline take-away capacity in the Upstream James River area will increase above historical levels in the fourth quarter of 2017.

Advantage’s achievements in the first quarter of 2017 reinforced the Corporation’s execution strength and the increase in our undeveloped Montney land holdings are expected to significantly supplement our Glacier future drilling inventory of over 1,100 locations and extend growth for decades to come.

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First Quarter 2017 Operating and Financial Highlights

First quarter 2017 production was up 42% to a record 238 mmcfe/d (39,635 boe/d), representing a 34% increase on a per share basis. Liquids production was up 175% to 1,151 bbls/d as compared to the first quarter of 2016. Production increased through the addition of new Montney wells and the utilization of additional processing capacity at our 100% owned Glacier gas plant.

Operating costs in the first quarter of 2017 were reduced by 34% to $0.23/mcfe ($1.38/boe) compared to the same period of 2016. This achievement was made possible due to continued efficiency improvements, streamlined equipment maintenance procedures and higher plant throughput. Total corporate cash costs were reduced 18% to $0.89/mcfe as compared to the same period of 2016, including gas and liquids transportation. Total corporate cash costs includes royalties ($0.10/mcfe), operating costs ($0.23/mcfe), transportation ($0.38/mcfe), cash general and administrative ($0.10/mcfe), and cash finance expense ($0.08/mcfe). (Note that natural gas transportation costs were previously deducted from revenue and are now included as an expense as of November 1, 2016. This has no impact on the Corporation’s historical or go forward netbacks).

Funds from operations (cash flow) for the first quarter of 2017 was up 79% to $54 million and up 71% on a per share basis to $0.29, including hedging gains of $5 million. Advantage’s operating netback was $2.70/mcfe ($16.20/boe) and cash netback was $2.52/mcfe ($15.12/boe) which represents 74% of the realized sales price, including hedging.

Net capital expenditures during the quarter were $54 million and funded entirely through cash flow.

Total debt to trailing twelve-month cash flow was reduced to 0.8x at March 31, 2017. This achievement was attained despite an average daily AECO natural gas price of $2.38/mcf during the twelve-month trailing period. Total debt (including working capital deficit) as of March 31, 2017 was $159 million.

Subsequent to March 31, 2017, Advantage’s Credit Facilities borrowing base was renewed at $400 million. Advantage’s bank debt of $148 million represents a 37% draw against Advantage’s $400 million borrowing base credit facility at the end of the first quarter of 2017.

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Advisory

The information in this report contains certain forward-looking statements, including within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements relate to future events or our future intentions or performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “guidance”, “demonstrate”, “expect”, “may”, “can”, “will”, “project”, “predict”, “potential”, “target”, “intend”, “could”, “might”, “should”, “believe”, “would” and similar expressions and include statements relating to, among other things, the Corporation's plans to continue development of its Montney oil and natural gas resource contained within its land holdings and increase production, including the targeted amount of such production increase to be achieved by 2019; the Corporation's drilling plans for 2017, including the anticipated number of wells to be drilled and completed and the expected timing thereof; the ability of TCPL to obtain the necessary regulatory approvals for the sales gas transportation service, anticipated number of future drilling locations and the Corporation's focus on developing such locations including the number of locations to be developed and the expected timing thereof; the proposed expansion of Advantage's Glacier gas plant processing capacity, including the anticipated timing that construction will commence and be completed on the proposed expansion; the Corporation's belief that its firm sales gas transportation service will satisfy its annual production targets from 2017 to 2019; Advantage's estimated exposure to AECO prices in 2017; the Corporation's belief that its completed, standing wells will provide sufficient field production capability to increase annual production to its 2017 production target, including the amount of such production target; anticipated commodity prices; Advantage's future hedging positions; the Corporation's belief that taking a disciplined approach to managing commodity price risk for 2018 and beyond will be prudent as supply and demand fundamentals are expected to remain volatile; and other matters. Advantage’s actual decisions, activities, results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them.

These statements involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage’s control, including, but not limited to: changes in general economic, market and business conditions; industry conditions; impact of significant declines in market prices for oil and natural gas; actions by governmental or regulatory authorities including increasing taxes and changes in investment or other regulations; changes in tax laws, royalty regimes and incentive programs relating to the oil and gas industry; the effect of acquisitions; Advantage's success at acquisition, exploitation and development of reserves; unexpected drilling results; changes in commodity prices, currency exchange rates, capital expenditures, reserves or reserves estimates and debt service requirements; the occurrence of unexpected events involved in the exploration for, and the operation and development of, oil and gas properties, including hazards such as fire, explosion, blowouts, cratering, and spills, each of which could result in substantial damage to wells, production facilities, other property and the environment or in personal injury; changes or fluctuations in production levels; delays in anticipated timing of drilling and completion of wells; delays in completion of the expansion of the Glacier gas plant; lack of available capacity on pipelines; individual well productivity; competition from other producers; the lack of availability of qualified personnel or management; credit risk; changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; our ability to comply with current and future environmental or other laws; stock market volatility and market valuations; liabilities inherent in oil and natural gas operations; uncertainties associated with estimating oil and natural gas reserves; competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; geological, technical, drilling and processing problems and other difficulties in producing petroleum reserves; ability to obtain required approvals of regulatory authorities; and ability to access sufficient capital from internal and external sources. Many of these risks and uncertainties and additional risk factors are described in the Corporation’s Annual Information Form dated March 2, 2017 which is available at www.Sedar.com and www.advantageog.com. Readers are also referred to risk factors described in other documents Advantage files with Canadian securities authorities.

With respect to forward-looking statements contained in this report, Advantage has made assumptions regarding, but not limited to: timing of regulatory approvals, conditions in general economic and financial markets; effects of regulation by governmental agencies; current and future commodity prices and royalty regimes; future exchange rates; royalty rates; future operating costs, cash costs and liquids transportation costs; frac stages per well; lateral lengths per well; well costs; availability of skilled labor; availability of drilling and related equipment; timing and amount of capital expenditures; the impact of increasing competition; the price of crude oil and natural gas; that the Corporation will have sufficient cash flow, debt or equity sources or other financial resources required to fund its capital and operating expenditures and requirements as needed; that the Corporation’s conduct and results of operations will be consistent with its expectations; that the Corporation will have the ability to develop the Corporation’s properties in the manner currently contemplated; available pipeline capacity; that the Corporation will be able to complete the expansion and increase capacity at the Glacier gas plant; that Advantage's production will increase; current or, where applicable, proposed assumed industry conditions, laws and regulations will continue in effect or as anticipated; and that the estimates of the Corporation’s production and reserves volumes and the assumptions related thereto (including commodity prices and development costs) are accurate in all material respects. Production estimates contained herein for the years ended December 31, 2017, 2018 and 2019 are expressed as anticipated average production over the calendar year. In determining anticipated production for the years ended December 31, 2017, 2018 and 2019 Advantage considered historical drilling, completion and production results for prior years and took into account the estimated impact on production of the Corporation's 2017, 2018 and 2019 expected drilling and completion activities.

Management has included the above summary of assumptions and risks related to forward-looking information in order to provide shareholders with a more complete perspective on Advantage's future operations and such information may not be appropriate for other purposes. Advantage’s actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Advantage will derive there from. Readers are cautioned that the foregoing lists of factors are not exhaustive. These forward-looking statements are made as of the date of this report and Advantage disclaims any intent or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or results or otherwise, other than as required by applicable securities laws.

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This report contains a number of oil and gas metrics, including operating netback, and reserve additions, which do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies and should not be used to make comparisons. Such metrics have been included herein to provide readers with additional measures to evaluate the Corporation's performance; however, such measures are not reliable indicators of the future performance of the Corporation and future performance may not compare to the performance in previous periods and therefore such metrics should not be unduly relied upon. Management uses these oil and gas metrics for its own performance measurements and to provide securityholders with measures to compare Advantage's operations over time. Readers are cautioned that the information provided by these metrics, or that can be derived from the metrics presented in this news release, should not be relied upon for investment or other purposes. Operating netback is calculated by adding natural gas and liquids sales with realized gains and losses on derivatives and subtracting royalty expense, operating expense and transportation expense.

References in this report to IP30 rates and other short-term production rates are useful in confirming the presence of hydrocarbons, however such rates are not determinative of the rates at which such wells will commence production and decline thereafter and are not indicative of long term performance or of ultimate recovery. Additionally, such rates may also include recovered "load oil" fluids used in well completion stimulation. While encouraging, readers are cautioned not to place reliance on such rates in calculating the aggregate production of Advantage.

Barrels of oil equivalent (boe) and thousand cubic feet of natural gas equivalent (mcfe) may be misleading, particularly if used in isolation. Boe and mcfe conversion ratios have been calculated using a conversion rate of six thousand cubic feet of natural gas equivalent to one barrel of oil. A boe and mcfe conversion ratio of 6 mcf: 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

This report discloses drilling locations in three categories: (i) proved locations; (ii) probable locations; and (iii) unbooked locations. Proved locations and probable locations are derived from the Corporation’s most recent independent reserves evaluation as prepared by Sproule Associates Limited as of December 31, 2016 and account for drilling locations that have associated proved and/or probable reserves, as applicable. Of the 1,100 drilling locations disclosed in this report, 793 are unbooked locations. Unbooked locations are internal estimates based on the Corporation’s prospective acreage and an assumption as to the number of wells that can be drilled per section based on industry practice and internal review. Unbooked locations do not have attributed reserves. Unbooked locations have been identified by management as an estimation of our multi-year drilling activities based on evaluation of applicable geologic, seismic, engineering, production and reserves information. There is no certainty that the Corporation will drill all unbooked drilling locations and if drilled there is no certainty that such locations will result in additional oil and gas reserves, resources or production. The drilling locations on which Advantage actually drills wells will ultimately depend upon the availability of capital, regulatory approvals, seasonal restrictions, oil and natural gas prices, costs, actual drilling results, additional reservoir information that is obtained and other factors. While certain of the unbooked drilling locations have been derisked by drilling existing wells in relative close proximity to such unbooked drilling locations, other unbooked drilling locations are farther away from existing wells where management has less information about the characteristics of the reservoir and therefore there is more uncertainty whether wells will be drilled in such locations and if drilled there is more uncertainty that such wells will result in additional oil and gas reserves, resources or production.

The Corporation discloses several financial measures that do not have any standardized meaning prescribed under International Financial Reporting Standards ("IFRS"). These financial measures include operating netbacks, cash netbacks, surplus cash and total debt to trailing cash flow ratio. Cash netbacks are dependent on the determination of funds from operations and include the primary cash sales and expenses on a per mcfe basis that comprise funds from operations. Total debt to trailing cash flow ratio is calculated as indebtedness under the Corporation's credit facilities plus working capital deficit divided by funds from operations for the prior twelve month period. Management believes that these financial measures are useful supplemental information to analyze operating performance and provide an indication of the results generated by the Corporation’s principal business activities. Investors should be cautioned that these measures should not be construed as an alternative to net income or other measures of financial performance as determined in accordance with IFRS. Advantage’s method of calculating these measures may differ from other companies, and accordingly, they may not be comparable to similar measures used by other companies. Please see the Corporation’s most recent Management’s Discussion and Analysis, which is available at www.sedar.com and www.advantageog.com for additional information about these financial measures, including a reconciliation of funds from operations to cash provided by operating activities.The following abbreviations used in this report have the meanings set forth below.

This report and, in particular the information in respect of the Corporation's prospective cash flow debt to trailing cash flow ratio, may contain future oriented financial information ("FOFI") within the meaning of applicable securities laws. The FOFI has been prepared by management to provide an outlook of the Corporation's activities and results and may not be appropriate for other purposes. The FOFI has been prepared based on a number of assumptions including the assumptions discussed above. The actual results of operations of the Corporation and the resulting financial results may vary from the amounts set forth herein, and such variations may be material. The Corporation and management believe that the FOFI has been prepared on a reasonable basis, reflecting management’s best estimates and judgments. FOFI contained in this report was made as of the date of this report and the Corporation disclaims any intention or obligations to update or revise any FOFI contained in this report, whether as a result of new information, future events or otherwise, unless required pursuant to applicable law.

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CONSOLIDATED MANAGEMENT’S DISCUSSION & ANALYSIS

The following Management’s Discussion and Analysis (“MD&A”), dated as of May 4, 2017, provides a detailed explanation of the consolidated financial and operating results of Advantage Oil & Gas Ltd. (“Advantage”, the “Corporation”, “us”, “we” or “our”) for the three months ended March 31, 2017 and should be read in conjunction with the unaudited consolidated interim financial statements for the three months ended March 31, 2017 and the audited consolidated financial statements and MD&A for the year ended December 31, 2016. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), representing generally accepted accounting principles (“GAAP”) for publicly accountable enterprises in Canada. All references in the MD&A and consolidated financial statements are to Canadian dollars unless otherwise indicated. The term “boe” or barrels of oil equivalent and “mcfe” or thousand cubic feet equivalent may be misleading, particularly if used in isolation. A boe or mcfe conversion ratio of six thousand cubic feet of natural gas equivalent to one barrel of oil (6 mcf: 1 bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. As the value ratio between natural gas and crude oil based on the current prices of natural gas and crude oil is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

Forward-Looking Information and Other Advisories

This MD&A contains certain forward-looking statements and forward-looking information (collectively, "forward-looking statements"), which are based on our current internal expectations, estimates, projections, assumptions and beliefs. These statements relate to future events or our future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe", "would" and similar or related expressions. These statements are not guarantees of future performance.

In particular, forward-looking statements included in this MD&A include, but are not limited to, the Corporation’s ability to meet its production targets; anticipated annual and quarterly production for the remainder of 2017; the Corporation's hedging activities; terms of the Corporation's derivative contracts, including the timing of settlement of such contracts; effect of fluctuations in commodity prices as compared to valuation assumptions on actual gains or losses realized on cash settlement of derivatives; effect of commodity prices on the Corporation's financial results, condition and performance; industry conditions, including effect of changes in commodity prices, weather and general economic conditions on the crude oil and natural gas industry and demand for crude oil and natural gas; average royalty rates and the impact of well depths, well production rates, commodity prices and gas cost allowance on average corporate royalty rates; future anticipated royalty rates; terms of the Corporation's equity compensation plans; the Corporation's expectation that it will realize lower cash finance expense in future periods of 2017; future commitments and contractual obligations; receipt of regulatory approvals and the impact of such approvals on certain agreements and future commitments; terms of the Corporation's credit facilities, including timing of the next review of the credit facilities, effect of revisions or changes in reserve estimates and commodity prices on the borrowing base, and limitations on the utilization of hedging contracts; the Corporation's expectations regarding extension of Advantage's credit facilities at each annual review; the Corporation's strategy for managing its capital structure, including the use of equity financing arrangements, share repurchases, obtaining additional financing through bank indebtedness, refinancing current debt, issuing other financial or equity-based instruments, declaring a dividend or adjusting capital spending; the timing of reviews of capital structure and forecast information by management and the Board of Directors; effect of the Corporation's continual financial assessment processes on the Corporation's ability to mitigate risks; the Corporation's ability to satisfy all liabilities and commitments, including a working capital deficit, and meet future obligations as they become due; the Corporation's belief that it is well positioned to successfully execute its multi-year development plan at Glacier, Alberta; Advantage's estimated funds from operations and total debt to trailing cash flow ratio for 2017; expected timing of completion of expansion of the Corporation's Glacier gas plant; the Corporation's drilling and completion plans, including the anticipated timing of certain well completions; the Corporation's expectation that certain wells will meet Advantage's annual and quarterly 2017 production targets; the Corporation's plans to put additional wells on-stream and the expected timing thereof; the focus of the Corporation's capital expenditures and operations, including the Corporation's drilling plans; the Corporation's intentions to monitor debt levels to ensure an optimal mix of financing and cost of capital to provide a maximum return to the Corporation's shareholders; and the statements under "critical accounting estimates" in this MD&A.

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These forward-looking statements involve substantial known and unknown risks and uncertainties, many of which are beyond our control, including, but not limited to, risks related to changes in general economic, market and business conditions; continued volatility in market prices for oil and natural gas; the impact of significant declines in market prices for oil and natural gas; stock market volatility; changes to legislation and regulations and how they are interpreted and enforced; our ability to comply with current and future environmental or other laws; actions by governmental or regulatory authorities including increasing taxes, changes in investment or other regulations; changes in tax laws, royalty regimes and incentive programs relating to the oil and gas industry; the effect of acquisitions; our success at acquisition, exploitation and development of reserves; unexpected drilling results; failure to achieve production targets on timelines anticipated or at all; changes in commodity prices, currency exchange rates, capital expenditures, reserves or reserves estimates and debt service requirements; the occurrence of unexpected events involved in the exploration for, and the operation and development of, oil and gas properties; hazards such as fire, explosion, blowouts, cratering, and spills, each of which could result in substantial damage to wells, production facilities, other property and the environment or in personal injury; changes or fluctuations in production levels; individual well productivity; delays in anticipated timing of drilling and completion of wells; lack of available capacity on pipelines; delays in timing of completion of the expansion of the Corporation's Glacier gas plant; the failure to extend our credit facilities at each annual review; competition from other producers; the lack of availability of qualified personnel or management; ability to access sufficient capital from internal and external sources; credit risk; and the risks and uncertainties described in the Corporation’s Annual Information Form which is available at www.sedar.com and www.advantageog.com. Readers are also referred to risk factors described in other documents Advantage files with Canadian securities authorities.

With respect to forward-looking statements contained in this MD&A, in addition to other assumptions identified herein, Advantage has made assumptions regarding, but not limited to: current and future prices of oil and natural gas; that the current commodity price and foreign exchange environment will continue or improve; conditions in general economic and financial markets; effects of regulation by governmental agencies; receipt of required regulatory approvals; royalty regimes; future exchange rates; royalty rates; future operating costs; availability of skilled labour; availability of drilling and related equipment; timing and amount of capital expenditures; the impact of increasing competition; the price of crude oil and natural gas; that the Corporation will have sufficient cash flow, debt or equity sources or other financial resources required to fund its capital and operating expenditures and requirements as needed; that the Corporation’s conduct and results of operations will be consistent with its expectations; that the Corporation will have the ability to develop the Corporation’s crude oil and natural gas properties in the manner currently contemplated; availability of pipeline capacity; that current or, where applicable, proposed assumed industry conditions, laws and regulations will continue in effect or as anticipated as described herein; and that the estimates of the Corporation’s production, reserves and resources volumes and the assumptions related thereto (including commodity prices and development costs) are accurate in all material respects.

Management has included the above summary of assumptions and risks related to forward-looking information provided in this MD&A in order to provide shareholders with a more complete perspective on Advantage's future operations and such information may not be appropriate for other purposes. Advantage’s actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Advantage will derive there from. Readers are cautioned that the foregoing lists of factors are not exhaustive. These forward-looking statements are made as of the date of this MD&A and Advantage disclaims any intent or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or results or otherwise, other than as required by applicable securities laws.

This MD&A and, in particular the information in respect of the Corporation's prospective funds from operations and debt to trailing cash flow for 2017, contains future oriented financial information ("FOFI") within the meaning of applicable securities laws. The FOFI has been prepared by management to provide an outlook of the Corporation's activities and results and may not be appropriate for other purposes. The FOFI has been prepared based on a number of assumptions, including the assumptions discussed above. The actual results of operations of the Corporation and the resulting financial results may vary from the amounts set forth herein, and such variations may be material. The Corporation and management believe that the FOFI has been prepared on a reasonable basis, reflecting management’s best estimates and judgments. FOFI contained in this MD&A was made as of the date of this MD&A and the Corporation disclaims any intention or obligations to update or revise any FOFI contained in this MD&A, whether as a result of new information, future events or otherwise, unless required pursuant to applicable law.

Advantage Oil & Gas Ltd. - 10

Non-GAAP Measures

The Corporation discloses several financial and performance measures in the MD&A that do not have any standardized meaning prescribed under GAAP. These financial and performance measures include “funds from operations”, “cash netbacks”, “net capital expenditures”, “free cash flow” and “total corporate cash costs”, which should not be considered as alternatives to, or more meaningful than “net income”, “comprehensive income”, “cash provided by operating activities”, “cash used in investing activities”, or individual expenses presented within the condensed consolidated statement of comprehensive income as determined in accordance with GAAP. Management believes that these measures provide an indication of the results generated by the Corporation’s principal business activities and provide useful supplemental information for analysis of the Corporation’s operating performance and liquidity. Advantage’s method of calculating these measures may differ from other companies, and accordingly, they may not be comparable to similar measures used by other companies.

Funds from operations, as presented, is based on cash provided by operating activities, before expenditures on decommissioning liability and changes in non-cash working capital, reduced for finance expense excluding accretion. Management believes these adjustments to cash provided by operating activities increase comparability between reporting periods. Cash netbacks are dependent on the determination of funds from operations and include the primary cash sales and expenses on a per mcfe basis that comprise funds from operations. Funds from operations reconciled to cash provided by operating activities is as follows:

	Three months ended
	March 31
($000)	2017	2016	% change
Cash provided by operating activities	$55,510	$34,369	62%
Expenditures on decommissioning liability	563	456	23%
Changes in non-cash working capital	(311)	(1,738)	(82)%
Finance expense (1)	(1,790)	(2,851)	(37)%
Funds from operations	$53,972	$30,236	79%

(1) Finance expense excludes non-cash accretion expense.

Net capital expenditures include total capital expenditures related to property, plant and equipment and exploration and evaluation assets incurred during the period. Management considers this measure reflective of actual capital activity for the period as it excludes changes in working capital related to other periods. Free cash flow is calculated as funds from operations as described above, less net capital expenditures incurred during the period. Management considers free cash flow to be a useful measure in assessing the Corporation’s liquidity and ability to generate funds for future capital investments and debt repayments. Total corporate cash costs include operating expense, royalty expense, transportation expense, general and administrative expense excluding non-cash items such as share based compensation, and finance expense excluding non-cash accretion. Management considers total corporate cash costs to be a useful liquidity measure of the Corporation’s ongoing costs necessary to maintain our business.

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Overview

	Three months ended
	March 31
	2017		2016
	$000	per mcfe	$000	per mcfe
Natural gas and liquids sales (1)	$67,763	$3.17	$26,931	$1.77
Realized gains on derivatives	5,194	0.24	14,694	0.97
Royalty expense	(2,140)	(0.10)	(1,138)	(0.07)
Operating expense	(4,861)	(0.23)	(5,277)	(0.35)
Transportation expense (1)	(8,119)	(0.38)	(197)	(0.01)
Operating income and operating netbacks	57,837	2.70	35,013	2.31
General and administrative expense (2)	(2,075)	(0.10)	(1,938)	(0.13)
Finance expense (3)	(1,790)	(0.08)	(2,851)	(0.19)
Other income	-	-	12	-
Funds from operations and cash netbacks	$53,972	$2.52	$30,236	$1.99

Per basic weighted average share	$0.29		$0.17

(1)	Prior to November 1, 2016, the natural gas prices we realized were reduced for transportation from the sales points to AECO. Commencing on November 1, 2016, gas transportation is no longer deducted from realized natural gas prices, but rather presented as Transportation Expense (see "Transportation Expense"). In the first quarter of 2016, transportation expense represented only costs related to our liquids production. Natural gas transportation for the first quarter of 2016 was $0.34/mcf.
(2)	General and administrative expense excludes non-cash share based compensation.
(3)	Finance expense excludes non-cash accretion expense.

For the three months ended March 31, 2017, Advantage realized funds from operations of $54.0 million with cash netbacks of $2.52/mcfe. On a per share basis, funds from operations was $0.29 for the three months ended March 31, 2017. In the first quarter of 2017, we achieved total funds from operations that was $23.7 million higher than the comparative 2016 period, reduced bank indebtedness by $5.3 million and fully supported our net capital expenditures through our funds from operations. We achieved these results through our operational and financial successes, which include a 42% increase in production, an 18% reduction in total corporate cash costs including natural gas transportation, and realized derivative gains of $5.2 million from our commodity risk management program (see “Commodity Price Risk Management and Market Diversification”). Additionally, a 47% increase in the AECO daily price also contributed to stronger results (see “Commodity Prices and Marketing”). Advantage’s cash netback excluding realized gains on derivatives was $2.28/mcfe for the first quarter of 2017.

Advantage Oil & Gas Ltd. - 12

Natural Gas and Liquids Sales

	Three months ended
	March 31
($000)	2017	2016	% change
Natural gas sales	$62,197	$25,744	142%
Realized gains on derivatives	5,194	14,694	(65)%
Natural gas sales including derivatives	67,391	40,438	67%
Liquids sales	5,566	1,187	369%
Total (1)	$72,957	$41,625	75%
(1) Total excludes unrealized derivative gains and losses.

Total sales including realized derivative gains for the three months ended March 31, 2017 increased $31.3 million or 75% to $73.0 million as compared to the first quarter of 2016, and increased $1.9 million or 3% as compared to the fourth quarter of 2016. Total sales have increased as a result of a 47% increase in AECO daily natural gas prices and higher production. Our liquids sales increased significantly between the first quarters of 2016 and 2017 due to higher realized liquids prices and additional Middle Montney wells from which liquids are extracted at our Glacier gas plant refrigeration facilities. Our liquids production was comprised of approximately 71% condensate during the three months ended March 31, 2017. With the increased production after the first quarter of 2016, liquids accounted for a larger proportion of our total sales.

Production

	Three months ended
	March 31
	2017	2016	% change
Natural gas (mcf/d)	230,906	164,618	40%
Liquids (bbls/d)	1,151	418	175%
Total - mcfe/d	237,812	167,126	42%
Total - boe/d	39,635	27,854	42%
Natural gas (%)	97%	98%
Liquids (%)	3%	2%

Average production for the three months ended March 31, 2017 increased 42% to 238 mmcfe/d compared to the same period of 2016. Production increased through the successful execution of our multi-year development plan in conjunction with incremental firm transportation service contracts which became effective in April and July 2016 to support the higher production levels. We anticipate production for the remainder of 2017 to be unchanged from our previously disclosed guidance range of 230 to 240 mmcfe/d with an annual average target of approximately 236 mmcfe/d. In the second and third quarters of 2017, we anticipate production to be within the lower range of guidance due to Advantage’s scheduled maintenance as well as maintenance and expansion plans communicated by TransCanada Pipelines Limited (“TCPL”).

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Commodity Prices and Marketing

	Three months ended
	March 31
	2017	2016	% change
Average Realized Pricing
Natural gas, excluding hedging ($/mcf)	$2.99	$1.72	74%
Natural gas, including hedging ($/mcf)	$3.24	$2.70	20%
Liquids, excluding and including hedging ($/bbl)	$53.73	$31.21	72%

Benchmark Prices
AECO daily ($/mcf)	$2.70	$1.84	47%
AECO monthly ($/mcf)	$2.95	$2.11	40%
NYMEX ($US/mmbtu)	$3.31	$2.11	57%
Edmonton Light ($/bbl)	$64.72	$38.85	67%

Advantage’s natural gas production at Glacier is delivered and sold directly into TCPL. Advantage sells production at the AECO monthly price equal to our AECO fixed price contracted volumes (see “Commodity Price Risk Management and Market Diversification”). The remainder of our natural gas production is sold at the AECO daily price. First quarter 2017 realized natural gas prices, excluding hedging, were significantly higher than the three months ended March 31, 2016 primarily as a result of stronger AECO prices and natural gas transportation expense which was previously deducted from our gas sales price. The continued strength in U.S. domestic natural gas production relative to demand has continued to place additional pressure on Canadian natural gas prices. A supply and demand imbalance through the first half of 2016 began to improve in the second half of 2016 and early 2017 resulting in stronger natural gas prices as gas storage levels decreased due to an increase in power generation and U.S exports accompanied by lower production, thereby leading to a reduced storage surplus and a more balanced market.

Prior to November 1, 2016, the natural gas prices we realized were reduced for transportation from the sales points to AECO. Commencing on November 1, 2016, gas transportation is no longer deducted from realized natural gas prices, but rather presented as Transportation Expense (see “Transportation Expense”).

Advantage Oil & Gas Ltd. - 14

Commodity Price Risk Management and Market Diversification

Natural gas prices have fluctuated widely and are determined by supply and demand factors, including weather, and general economic conditions in natural gas consuming and producing regions throughout North America. Management has been proactive in entering into derivative contracts for the purposes of reducing cash flow volatility and diversifying price realizations to multiple markets in support of our Glacier development plan. Our Credit Facilities allow Advantage to enter derivative contracts up to 75% of total estimated natural gas and liquids production over the first three years and 50% over the fourth year.

Our natural gas production and corresponding derivative contracts are expected to result in the realization of the following fixed and variable market prices for 2017 through 2019:

	April 1 to December 31, 2017			January 1 to December 31, 2018			January 1 to December 31, 2019
	Volumes Contracted (1)	Average minimum price	Estimated % of Production Target	Volumes Contracted (1)	Average minimum price	Estimated % of Production Target	Volumes Contracted (1)	Average minimum price	Estimated % of Production Target
Fixed Price
AECO fixed price swaps	97.4 mmcf/d	$3.07/mcf	43%	53.3 mmcf/d	$3.02/mcf	20%	11.9 mmcf/d	$3.00/mcf	4%

Variable Price
AECO daily price (4)	128.1 mmcf/d	AECO	57%	181.7 mmcf/d	AECO	70%	235.1 mmcf/d	AECO	79%
Henry Hub through basis swaps	-	-	-	25.0 mmcf/d	Henry Hub less US$0.85/mcf	10%	50.0 mmcf/d	Henry Hub less US$0.88/mcf	17%
	128.1 mmcf/d		57%	206.7 mmcf/d		80%	285.1 mmcf/d		96%

Total Natural Gas (2)(3)	225.5 mmcf/d		100%	260.0 mmcf/d		100%	297.0 mmcf/d		100%

(1)	All volumes contracted converted to mcf on the basis of 1 mcf = 1.055056 GJ and 1 mcf = 1 mmbtu.
(2)	Represents the midpoint of our Guidance for 2017 to 2019 gas volumes (see News Release dated November 28, 2016).
(3)	2017 total natural gas volumes represent average volumes from April 1 to December 31, 2017.
(4)	Excludes potential impacts from firm service transportation agreements on TCPL's Canadian Mainline to the Southern Ontario Dawn trading hub. The Corporation has negotiated firm service for a 10-year period estimated to commence in November 2017; however, provision of the service is conditional on, among other factors, TCPL receiving approval from the National Energy Board.

Realized and unrealized derivative gains and losses for the three months ended March 31, 2017 and 2016 are summarized below:

	Three months ended
	March 31
($000)	2017	2016	% change
Realized gains on derivatives	$5,194	$14,694	(65)%
Unrealized gains on derivatives	35,879	15,478	132%
Total gains on derivatives	$41,073	$30,172	36%

For the three months ended March 31, 2017 and March 31, 2016, we realized derivative gains as a result of the decline in natural gas prices as compared to our average derivative contract prices. For the three months ended March 31, 2017, an unrealized derivative gain of $35.9 million was recognized, being the increase in fair value of our derivative contracts to a net asset of $13.3 million at March 31, 2017 as compared to a net liability of $22.6 million at December 31, 2016. The fair value of the net derivative asset or liability is the estimated value to settle the outstanding contracts as at a point in time. As such, unrealized derivative gains and losses do not impact funds from operations and the actual gains or losses realized on eventual cash settlement can vary materially due to subsequent fluctuations in commodity prices as compared to the valuation assumptions. The increase in the fair value of our outstanding derivative contracts was primarily due to a decrease in natural gas prices from December 31, 2016 to March 31, 2017, partially offset by $5.2 million of actual cash received from derivative settlements in the first quarter of 2017. Remaining derivative contracts will settle between April 1, 2017 and December 31, 2019.

Advantage Oil & Gas Ltd. - 15

Royalty Expense

	Three months ended
	March 31
	2017	2016	% change
Royalty expense ($000)	$2,140	$1,138	88%
per mcfe	$0.10	$0.07	43%
Royalty Rate (percentage of natural gas and liquids sales)	3.2%	4.2%	(1.0)%

Advantage pays royalties to the owners of mineral rights from which we have leases. The Corporation has mineral leases with provincial governments, individuals and other companies. Our current average royalty rates are determined by various royalty regimes that incorporate factors including well depths, well production rates, and commodity prices. Royalties also include the impact of gas cost allowance (“GCA”) which is a reduction of royalties payable to the Alberta Provincial Government (the “Crown”) to recognize capital and operating expenditures incurred by Advantage in the gathering and processing of the Crown’s share of our natural gas production. Royalty expense for the three months ended March 31, 2017 was $1.0 million or 88% higher than the same period of 2016 primarily due to higher corporate production and commodity prices realized in the first quarter of 2017 (see “Commodity Prices and Marketing”). In 2017, we anticipate an average royalty rate of between 4.0% and 6.0%.

Operating Expense

	Three months ended
	March 31
	2017	2016	% change
Operating expense ($000)	$4,861	$5,277	(8)%
per mcfe	$0.23	$0.35	(34)%

Operating expense per mcfe for the first quarter of 2017 decreased 34% to $0.23/mcfe from $0.35/mcfe in the same period of 2016 and was comparable to the $0.22/mcfe in the fourth quarter of 2016. The lower first quarter 2017 per mcfe operating costs compared to the same quarter in 2016 were due to reduced water disposal costs attributable to an additional water disposal well completed in 2016, continued efficiency improvement with equipment maintenance procedures and higher plant throughput.

Advantage Oil & Gas Ltd. - 16

Transportation Expense

	Three months ended
	March 31
	2017	2016	% change
Transportation expense
Natural gas ($000)	$7,414	$-	-%
per mcf	$0.36	$-	-%
Liquids ($000)	$705	$197	258%
per bbl	$6.81	$5.18	31%
Total transportation expense ($000)	$8,119	$197	4,021%
per mcfe	$0.38	$0.01	3,700%

Transportation expense represents the cost of transporting our natural gas and liquids to the sales points, including associated fuel costs. Natural gas production at Glacier is delivered and sold directly into TCPL. Prior to November 1, 2016, natural gas transportation was presented as a reduction against realized natural gas prices (see “Commodity Prices and Marketing”) as our transportation contracts were permanently assigned to our third party marketer. As the magnitude of the transportation commitments have significantly increased for the third party marketer with our continued growth, commencing November 1, 2016 Advantage chose to have these contracts permanently assigned back to Advantage and natural gas transportation expense is presented separately. This change has no effect on funds from operations, cash netbacks, or net income. Higher liquids recoveries and production at our Glacier gas plant has resulted in a corresponding increase in liquids transportation expense (see “Production”).

General and Administrative Expense

	Three months ended
	March 31
	2017	2016	% change
General and administrative expense
Cash expense ($000)	$2,075	$1,938	7%
per mcfe	$0.10	$0.13	(23)%
Share based compensation ($000)	$1,402	$475	195%
per mcfe	$0.07	$0.03	133%
Total general and administrative expense ($000)	$3,477	$2,413	44%
per mcfe	$0.17	$0.16	6%
Employees at March 31	27	26	4%

Cash general and administrative (“G&A”) expense for the three months ended March 31, 2017 was comparable to the same period of 2016. As a result of higher production, a 23% reduction in the per unit G&A expense was realized in the first quarter of 2017.

Share based compensation represents non-cash G&A expense associated with Advantage’s stock option plan and restricted and performance award plan that are designed to provide for long-term compensation to service providers and to align the interests of service providers with that of shareholders. Share based compensation for the three months ended March 31, 2017 increased by $0.9 million compared to the first quarter of 2016 due primarily to the increase in the value of performance awards granted in 2014. As at March 31, 2017, a total of 2.2 million stock options and 1.3 million performance awards are unexercised which represents 1.9% of Advantage’s total outstanding common shares.

Advantage Oil & Gas Ltd. - 17

Depreciation Expense

	Three months ended
	March 31
	2017	2016	% change
Depreciation expense ($000)	$29,820	$24,715	21%
per mcfe	$1.39	$1.63	(15)%

Depreciation of natural gas and liquids properties is provided on the units-of–production method based on total proved and probable reserves, including future development costs, on a component basis. The rate of depreciation expense per mcfe was lower as total costs, including future development costs, as a proportion of total proved and probable reserves declined due to the continued efficiency of reserve additions. Depreciation expense was higher for the three months ended March 31, 2017 than the same period of 2016, attributable to continued production increases at Glacier (see “Production”).

Finance Expense

	Three months ended
	March 31
	2017	2016	% change
Finance expense
Cash expense ($000)	$1,790	$2,851	(37)%
per mcfe	$0.08	$0.19	(58)%
Accretion expense ($000)	$234	$223	5%
per mcfe	$0.01	$0.01	-%
Total finance expense ($000)	$2,024	$3,074	(34)%
per mcfe	$0.09	$0.20	(55)%

Our bank indebtedness decreased due to funds from operations exceeding net capital expenditures and proceeds from the equity financing that closed on March 8, 2016. The decrease in bank indebtedness resulted in a 37% decrease in cash finance expense for the three months ended March 31, 2017 compared to the same period of 2016. Interest rates are primarily based on short term bankers’ acceptance rates plus a stamping fee and determined by total debt to the trailing four quarters Earnings before Interest, Taxes, Depreciation and Amortization (“EBITDA”) ratio as calculated pursuant to our Credit Facilities. In 2017, we expect lower cash finance expense as a result of our lower bank indebtedness, and lower interest rates as determined by our total debt to EBITDA ratio.

Accretion expense represents non-cash charges that increase the carrying value of decommissioning liabilities to their maturity values as a result of the passage of time.

Advantage Oil & Gas Ltd. - 18

Taxes

Deferred income taxes arise from differences between the accounting and tax bases of our assets and liabilities. For the three months ended March 31, 2017, the Corporation recognized a deferred income tax expense of $16.1 million as a result of $58.4 million income before taxes. As at March 31, 2017, the Corporation had a deferred income tax liability of $51.4 million.

Net Income and Comprehensive Income

	Three months ended
	March 31
	2017	2016	% change
Net income and comprehensive income ($000)	$42,249	$14,691	188%
per share - basic	$0.23	$0.08	188%
per share - diluted	$0.22	$0.08	175%

Advantage reported net income of $42.2 million for the three months ended March 31, 2017. The net income for the first quarter of 2017 was most significantly impacted by increased production with strong funds from operations and unrealized gains on derivatives of $35.9 million. Unrealized gains and losses on derivatives are non-cash, can fluctuate greatly between periods and normally result from changes to the estimated value to settle outstanding derivative contracts (see “Commodity Price Risk Management and Market Diversification”). Compared to the first quarter of 2016, net income was positively impacted by increased revenue due to higher commodity prices and production volumes, partially offset by higher depreciation expense which also resulted from the higher production volumes.

Contractual Obligations and Commitments

The Corporation has contractual obligations in the normal course of operations including purchases of assets and services, operating agreements, transportation commitments, sales contracts and bank indebtedness. These obligations are of a recurring and consistent nature and impact cash flow in an ongoing manner. The following table is a summary of the Corporation’s remaining contractual obligations and commitments. Advantage has no guarantees or off-balance sheet arrangements other than as disclosed.

	Payments due by period
($ millions)	Total	2017	2018	2019	2020	2021	2022	After 2022
Building leases	$2.7	$0.9	$1.1	$0.7	$-	$-	$-	$-
Transportation (1)	174.8	18.9	26.2	27.8	21.8	17.9	17.6	44.6
Bank indebtedness (2) - principal (3)	147.8	-	-	147.8	-	-	-	-
- interest (3)	13.8	4.7	6.2	2.9	-	-	-	-
Total contractual obligations	$339.1	$24.5	$33.5	$179.2	$21.8	$17.9	$17.6	$44.6

(1)	Transportation excludes potential impacts from firm service transportation agreements on TCPL's Canadian Mainline to the Southern Ontario Dawn trading hub. The Corporation has negotiated firm service for a 10-year period estimated to commence in November 2017; however, provision of the service is conditional on, among other factors, TCPL receiving approval from the National Energy Board.

(2)	As at March 31, 2017, the Corporation’s bank indebtedness was governed by a credit facility agreement with a syndicate of financial institutions. Under the terms of the agreement, the facility is reviewed annually, with the next review scheduled in June 2018. The facility is revolving and extendible at each annual review for a further 364 day period at the option of the syndicate. If not extended, the credit facility is converted at that time into a one-year term facility, with the principal payable at the end of such one-year term. Management fully expects that the facility will be extended at each annual review.

(3)	Principal and interest payments reflect the credit facility renewal completed subsequent to March 31, 2017.

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Liquidity and Capital Resources

The following table is a summary of the Corporation’s capitalization structure:

($000, except as otherwise indicated)	March 31, 2017
Bank indebtedness (non-current)	$147,781
Working capital deficit	10,895
Total debt (1)	$158,676
Shares outstanding	185,092,762
Shares closing market price ($/share)	$8.78
Market capitalization	$1,625,114

Total capitalization	$1,783,790

Total debt to funds from operations (2)	0.8

(1)	Total debt is a non-GAAP measure that includes bank indebtedness and working capital deficit.
(2)	Total debt to funds from operations is calculated by dividing total debt by funds from operations for the previous four quarters.

Advantage monitors its capital structure and makes adjustments according to market conditions in an effort to meet its objectives given the current outlook of the business and industry in general. The capital structure of the Corporation is composed of working capital, bank indebtedness, and share capital. Advantage may manage its capital structure by issuing new common shares, repurchasing outstanding common shares, obtaining additional financing through bank indebtedness, refinancing current debt, issuing other financial or equity-based instruments, declaring a dividend, or adjusting capital spending. The capital structure is reviewed by Management and the Board of Directors on an ongoing basis. Management of the Corporation’s capital structure is facilitated through its financial and operational forecasting processes. Selected forecast information is frequently provided to the Board of Directors. This continual financial assessment process further enables the Corporation to mitigate risks. The Corporation continues to satisfy all liabilities and commitments as they come due.

Advantage has a $400 million credit facility of which $252 million or 63% was available at March 31, 2017 (see “Bank Indebtedness, Credit Facilities and Other Obligations”). The Corporation’s twelve-month trailing funds from operations of $191 million exceeded net capital expenditures over the same period by $54 million, with the surplus cash flow used to reduce bank indebtedness, resulting in a March 31, 2017 total debt to twelve-month trailing funds from operations of 0.8 times. Advantage has a strong balance sheet, a disciplined commodity risk management program, an industry leading low cost structure, and substantial available liquidity such that it is well positioned to continue successfully executing its multi-year development plan at Glacier, Alberta.

Shareholders’ Equity

As at March 31, 2017, Advantage had 185.1 million common shares outstanding. During the three months ended March 31, 2017, Advantage issued 0.4 million common shares to service providers in exchange for the exercise of 0.9 million stock options. As at March 31, 2017, a total of 2.2 million stock options and 1.3 million performance awards are unexercised which represents 1.9% of Advantage’s total outstanding common shares. On March 8, 2016, Advantage closed the equity financing of 13,427,075 common shares issued for net proceeds of $95.1 million which was used initially to reduce bank indebtedness. As at May 4, 2017, Advantage had 185.9 million common shares outstanding.

Advantage Oil & Gas Ltd. - 20

Bank Indebtedness, Credit Facilities and Other Obligations

At March 31, 2017, Advantage had bank indebtedness outstanding of $147.8 million, a decrease of $5.3 million since December 31, 2016. The change in bank indebtedness was consistent with planned capital expenditure activity in our approved 2017 budget. Advantage’s credit facilities have a borrowing base of $400 million that is collateralized by a $1 billion floating charge demand debenture covering all assets of the Corporation and has no financial covenants (the “Credit Facilities”). The borrowing base for the Credit Facilities is determined by the banking syndicate through an evaluation of our reserve estimates based upon their own commodity price expectations. Revisions or changes in the reserve estimates and commodity prices can have either a positive or a negative impact on the borrowing base.

Subsequent to March 31, 2017, the Credit Facilities borrowing base was renewed at $400 million comprised of a $20 million extendible revolving operating loan facility from one financial institution and a $380 million extendible revolving loan facility from a syndicate of financial institutions. The next annual review is scheduled to occur in June 2018. There can be no assurance that the Credit Facilities will be renewed at the current borrowing base level at that time.

Advantage’s working capital deficit of $10.9 million as at March 31, 2017 increased from $6.2 million at December 31, 2016 due to a combination of lower trade receivables due to lower natural gas prices in March 2017 and slightly higher trade payables reflective of increased capital activity during March 2017. Our working capital includes items expected for normal operations such as trade receivables, prepaid expenses, deposits, and trade payables and accruals. Working capital varies primarily due to the timing of such items, the current level of business activity including our capital expenditure program, commodity price volatility, and seasonal fluctuations. Our working capital is normally in a deficit position due to our capital development activities. We do not anticipate any problems in meeting future obligations as they become due as they can be satisfied with funds from operations and our available Credit Facilities.

Capital Expenditures

	Three months ended
	March 31
($000)	2017	2016
Drilling, completions and workovers	$33,801	$9,155
Well equipping and facilities	17,445	31,854
Expenditures on property, plant and equipment	51,246	41,009
Expenditures on exploration and evaluation assets	2,545	3,727
Net capital expenditures (1)	$53,791	$44,736

(1) Net capital expenditures excludes change in decommissioning liability.

Advantage invested $53.8 million on property, plant, equipment and land purchases during the three months ended March 31, 2017.

During the first quarter of 2017, design work continued on the announced expansion of our 100% owned Glacier gas plant to 400 mmcf/d raw gas capability and 6,800 bbls/d of liquids capability. Plant licensing progressed and Advantage received license approval from the Alberta Energy Regulator (“AER”) for the expansion. Procurement and shop construction of all major pieces of equipment continued during the quarter with $14.5 million of capital spent on the gas plant expansion. The majority of these expenditures related to vendor progress payments made towards equipment that is being built. On-site construction of the expanded plant to 400 mmcf/d will begin in the second half of 2017 and is anticipated to be finished early in the second quarter of 2018. Advantage’s strategy of owning and operating our own infrastructure has helped us achieve an industry leading cost structure.

Advantage concluded drilling operations on a 16-well pad. The pad was drilled utilizing two drilling rigs running concurrently since the fourth quarter of 2016 with 10 of the 16 Montney wells rig released in the first quarter. Completion activity on this 16-well pad is scheduled to begin during the summer of 2017 with production from this pad planned to commence in 2018 to support additional growth. Completion activity was undertaken on 11 Montney gas wells that were drilled prior to year-end 2016.

Advantage’s Upper, Middle and Lower Montney wells are continuing to demonstrate strong production performance. Advantage’s current standing well inventory consists of twenty-eight total wells of which eleven are drilled and completed and seventeen remain uncompleted. As of May 4, 2017 Advantage has 65 mmcf/d (“IP30”) of standing production capability that is fully drilled and completed which is sufficient to support our 2017 annual production target.

Advantage Oil & Gas Ltd. - 21

Year-to-date, Advantage has now acquired 24 additional sections of Doig/Montney rights in the Valhalla and Progress areas proximal to our existing land holdings for an aggregate cash consideration of $6 million. Advantage now holds a total of 178 net sections (113,920 net acres) of Montney rights with 87 of those sections being in the Valhalla/Progress/Wembley areas that have potential for liquids rich and multi-layer development.

Sources and Uses of Funds

The following table summarizes the various funding requirements during the three months ended March 31, 2017 and 2016 and the sources of funding to meet those requirements:

	Three months ended
	March 31
($000)	2017	2016
Sources of funds
Funds from operations	$53,972	$30,236
Net proceeds of equity financing	-	95,130
Change in non-cash working capital and other	6,213	4,418
	$60,185	$129,784
Uses of funds
Decrease in bank indebtedness	$5,831	$84,592
Net capital expenditures	53,791	44,736
Expenditures on decommissioning liability	563	456
	$60,185	$129,784

Bank indebtedness decreased during the three months ended March 31, 2017 as a result of funds from operations exceeding net capital expenditures and changes in non-cash working capital. We monitor the debt level to ensure an optimal mix of financing and cost of capital.

Advantage Oil & Gas Ltd. - 22

Quarterly Performance

($000, except as otherwise	2017	2016				2015
indicated)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2

Daily production
Natural gas (mcf/d)	230,906	215,369	207,332	203,791	164,618	154,241	147,574	124,299
Liquids (bbls/d)	1,151	949	1,205	1,083	418	179	212	112
Total (mcfe/d)	237,812	221,063	214,562	210,289	167,126	155,315	148,846	124,971
Average prices
Natural gas ($/mcf)
Excluding hedging	$2.99	$3.02	$2.08	$1.10	$1.72	$2.34	$2.66	$2.50
Including hedging	$3.24	$3.35	$2.71	$2.18	$2.70	$2.96	$3.25	$3.27
AECO daily	$2.70	$3.09	$2.32	$1.40	$1.84	$2.46	$2.90	$2.66
AECO monthly	$2.95	$2.81	$2.20	$1.25	$2.11	$2.65	$2.80	$2.67
Liquids ($/bbl)
Including hedging	$53.73	$53.01	$45.58	$52.67	$31.21	$43.24	$45.43	$47.91
Edmonton Light ($/bbl)	$64.72	$60.76	$54.34	$55.02	$38.85	$51.99	$55.58	$67.68
Total sales including realized hedging	$72,957	$71,090	$56,697	$45,615	$41,625	$42,654	$44,980	$37,429
Net income (loss)	$42,249	$(8,845)	$8,185	$(29,765)	$14,691	$12,408	$6,959	$(2,060)
per share - basic	$0.23	$(0.05)	$0.04	$(0.16)	$0.08	$0.08	$0.04	$(0.01)
per share - diluted	$0.22	$(0.05)	$0.04	$(0.16)	$0.08	$0.07	$0.04	$(0.01)
Funds from operations	$53,972	$54,610	$45,132	$36,883	$30,236	$31,656	$34,474	$27,571

The table above highlights the Corporation’s performance for the first quarter of 2017 and also for the preceding seven quarters. In July 2015, Advantage completed the first phase of commissioning operations at our expanded Glacier gas plant whereby processing capability reached 183 mmcfe/d. The Corporation’s production for the second half of 2015 and first quarter of 2016 was negatively impacted by TCPL unplanned firm and interruptible service restrictions in addition to Advantage’s planned outages required to install new equipment for the subsequent Glacier gas plant expansion to 250 mmcfe/d. In the second half of 2016, we were less affected by TCPL restrictions and we attained production levels in excess of 220 mmcfe/d. Advantage has continued to increase production thereby substantially filling the Glacier gas plant processing capacity in the first quarter of 2017, consistent with our multi-year development plan.

Sales and funds from operations did not increase as rapidly as production through 2015 and early 2016 due to an offsetting decline in natural gas prices. This decrease has been partially offset by continued production growth, lower cash costs and gains realized from our commodity risk management program. Although Advantage has generally reported net income, we reported a small net loss in the second quarter of 2015 when gas prices weakened and we had significantly less gains on derivative contracts. The net losses reported in the second quarter of 2016 and fourth quarter of 2016 were due primarily to the recognition of unrealized derivative losses. The significant net income reported in the first quarter of 2017 was attributable to increased production with strong funds from operations as well as the recognition of unrealized derivative gains resulting from an increase in the fair value of our outstanding derivative contracts (see “Commodity Price Risk Management and Market Diversification”). Advantage’s production growth, industry leading low cost structure, strong capital efficiencies and commodity risk management program have achieved long-term profitability despite the challenging low natural gas price environment.

Advantage Oil & Gas Ltd. - 23

Critical Accounting Estimates

The preparation of financial statements in accordance with IFRS requires Management to make certain judgments and estimates. Changes in these judgments and estimates could have a material impact on the Corporation’s financial results and financial condition.

Management relies on the estimate of reserves as prepared by the Corporation’s independent qualified reserves evaluator. The process of estimating reserves is critical to several accounting estimates. The process of estimating reserves is complex and requires significant judgments and decisions based on available geological, geophysical, engineering and economic data. These estimates may change substantially as additional data from ongoing development and production activities becomes available and as economic conditions impact natural gas and liquids prices, operating expense, royalty burden changes, and future development costs. Reserve estimates impact net income and comprehensive income through depreciation and impairment of natural gas and liquids properties. The reserve estimates are also used to assess the borrowing base for the Corporation’s Credit Facilities. Revision or changes in the reserve estimates can have either a positive or a negative impact on asset values, net income, comprehensive income and the borrowing base of the Corporation.

Management’s process of determining the provision for deferred income taxes and the provision for decommissioning liability costs and related accretion expense are based on estimates. These estimates are significant and can include proved and probable reserves, future production rates, future commodity prices, future costs, future interest rates, future tax rates and other relevant assumptions. Revisions or changes in any of these estimates can have either a positive or a negative impact on asset and liability values, net income and comprehensive income.

In accordance with IFRS, derivative assets and liabilities are recorded at their fair values at the reporting date, with gains and losses recognized directly into comprehensive income in the same period. The fair value of derivatives outstanding is an estimate based on pricing models, estimates, assumptions and market data available at that time. As such, the recognized amounts are non-cash items and the actual gains or losses realized on eventual cash settlement can vary materially due to subsequent fluctuations in commodity prices as compared to the valuation assumptions.

Changes in Accounting Policies

There have been no changes in accounting policies during the three months ended March 31, 2017.

Accounting Pronouncements not yet Adopted

IFRS 9 Financial Instruments introduces a new classification and measurement requirements, impairment model and hedge accounting model. IFRS 9 is effective for annual periods on or after January 1, 2018. Advantage does not anticipate any material changes or effects resulting from the adoption of IFRS 9.

IFRS 15 Revenue from Contracts with Customers requires an entity to recognize revenue to reflect the transfer of goods and services for the amount it expects to receive, when control is transferred to the purchaser. The standard is to be adopted beginning on or after January 1, 2018, either retrospectively or using a modified retrospective approach. Advantage is currently reviewing our contractual agreements to evaluate the impact of this standard on our financial statements.

IFRS 16 Leases requires the recognition of assets and liabilities for most leases. The standard applies to annual reports beginning on or after January 1, 2019. Advantage is currently reviewing the impact of IFRS 16 on our financial statements.

Evaluation of Disclosure Controls and Procedures

Advantage’s Chief Executive Officer and Chief Financial Officer have designed disclosure controls and procedures (“DC&P”), or caused it to be designed under their supervision, to provide reasonable assurance that material information relating to the Corporation is made known to them by others, particularly during the period in which the annual filings are being prepared, and information required to be disclosed by the Corporation in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation. Management of Advantage, including our Chief Executive Officer and Chief Financial Officer, evaluate the effectiveness of the Corporation’s DC&P annually.

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Evaluation of Internal Controls over Financial Reporting

Advantage’s Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining internal control over financial reporting (“ICFR”). They have designed ICFR, or caused it to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The control framework Advantage’s officers used to design the Corporation’s ICFR is the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations. Management of Advantage, including our Chief Executive Officer and Chief Financial Officer, evaluate the effectiveness of the Corporation’s ICFR annually.

Advantage’s Chief Executive Officer and Chief Financial Officer are required to disclose any change in the ICFR that occurred during our most recent interim period that has materially affected, or is reasonably likely to materially affect, the Corporation’s ICFR. No material changes in the ICFR were identified during the interim period ended March 31, 2017 that have materially affected, or are reasonably likely to materially affect, our ICFR.

It should be noted that while the Chief Executive Officer and Chief Financial Officer believe that the Corporation’s design of DC&P and ICFR provide a reasonable level of assurance that they are effective, they do not expect that the control system will prevent all errors and fraud. A control system, no matter how well conceived or operated, does not provide absolute, but rather is designed to provide reasonable assurance that the objective of the control system is met. The Corporation’s ICFR may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Corporation’s policies and procedures.

Additional Information

Additional information relating to Advantage can be found on SEDAR at www.sedar.com and the Corporation’s website at www.advantageog.com. Such other information includes the annual information form, the management information circular, press releases, material change reports, material contracts and agreements, and other financial reports. The annual information form will be of particular interest for current and potential shareholders as it discusses a variety of subject matter including the nature of the business, description of our operations, general and recent business developments, risk factors, reserves data and other oil and gas information.

May 4, 2017

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CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Condensed Consolidated Statement of Financial Position

(unaudited, expressed in thousands of Canadian dollars)	Notes	March 31, 2017	December 31, 2016

ASSETS
Current assets
Trade and other receivables		$22,919	$26,305
Prepaid expenses and deposits		1,647	1,681
Derivative asset	5	6,440	730
Total current assets		31,006	28,716

Non-current assets
Derivative asset	5	9,969	1,448
Exploration and evaluation assets	3	18,557	16,012
Property, plant and equipment	4	1,472,978	1,450,283
Total non-current assets		1,501,504	1,467,743
Total assets		$1,532,510	$1,496,459

LIABILITIES
Current liabilities
Trade and other accrued liabilities		$35,461	$34,153
Derivative liability	5	2,716	13,812
Total current liabilities		38,177	47,965

Non-current liabilities
Derivative liability	5	360	10,912
Bank indebtedness	6	147,781	153,102
Decommissioning liability	7	41,932	40,992
Deferred income tax liability	8	51,361	35,215
Total non-current liabilities		241,434	240,221
Total liabilities		279,611	288,186

SHAREHOLDERS' EQUITY
Share capital	9	2,335,157	2,334,199
Contributed surplus		109,734	108,315
Deficit		(1,191,992)	(1,234,241)
Total shareholders' equity		1,252,899	1,208,273
Total liabilities and shareholders' equity		$1,532,510	$1,496,459

See accompanying Notes to the Condensed Consolidated Financial Statements

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Condensed Consolidated Statement of Comprehensive Income

		Three months ended
		March 31
(unaudited, expressed in thousands of Canadian dollars, except for per share amounts)	Notes	2017	2016

Natural gas and liquids sales		$67,763	$26,931
Royalty expense		(2,140)	(1,138)
Natural gas and liquids revenue		65,623	25,793

Operating expense		(4,861)	(5,277)
Transportation expense		(8,119)	(197)
General and administrative expense		(3,477)	(2,413)
Depreciation expense	4	(29,820)	(24,715)
Finance expense		(2,024)	(3,074)
Gains on derivatives	5	41,073	30,172
Other income		-	12
Income before taxes		58,395	20,301
Income tax expense	8	(16,146)	(5,610)
Net income and comprehensive income		$42,249	$14,691

Net income per share	10
Basic		$0.23	$0.08
Diluted		$0.22	$0.08

See accompanying Notes to the Condensed Consolidated Financial Statements

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Consolidated Statement of Changes in Shareholders' Equity

(unaudited, expressed in thousands of Canadian dollars)	Notes	Share capital	Contributed surplus	Deficit	Total shareholders' equity
Balance, December 31, 2016		$2,334,199	$108,315	$(1,234,241)	$1,208,273
Net income and comprehensive income		-	-	42,249	42,249
Share based compensation	9, 11	958	1,419	-	2,377
Balance, March 31, 2017		$2,335,157	$109,734	$(1,191,992)	$1,252,899

(unaudited, expressed in thousands of Canadian dollars)	Notes	Share capital	Contributed surplus	Deficit	Total shareholders' equity
Balance, December 31, 2015		$2,236,728	$103,726	$(1,218,507)	$1,121,947
Net income and comprehensive income		-	-	14,691	14,691
Shares issued on equity financing	9(b)	96,453	-	-	96,453
Share based compensation	9, 11	486	327	-	813
Balance, March 31, 2016		$2,333,667	$104,053	$(1,203,816)	$1,233,904

See accompanying Notes to the Condensed Consolidated Financial Statements

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Condensed Consolidated Statement of Cash Flows

		Three months ended
		March 31
(unaudited, expressed in thousands of Canadian dollars)	Notes	2017	2016

Operating Activities
Income before taxes		$58,395	$20,301
Add (deduct) items not requiring cash:
Share based compensation	9, 11	1,402	475
Depreciation expense	4	29,820	24,715
Unrealized gain on derivatives	5	(35,879)	(15,478)
Finance expense		2,024	3,074
Expenditures on decommissioning liability	7	(563)	(456)
Changes in non-cash working capital	12	311	1,738
Cash provided by operating activities		55,510	34,369

Financing Activities
Decrease in bank indebtedness	6	(5,831)	(84,592)
Net proceeds of equity financing	9(b)	-	95,130
Interest paid		(1,280)	(2,240)
Cash provided by (used in) financing activities		(7,111)	8,298

Investing Activities
Payments on property, plant and equipment	4, 12	(45,854)	(38,940)
Payments on exploration and evaluation assets	3	(2,545)	(3,727)
Cash used in investing activities		(48,399)	(42,667)
Net change in cash		-	-
Cash, beginning of period		-	-
Cash, end of period		$-	$-

See accompanying Notes to the Condensed Consolidated Financial Statements

Advantage Oil & Gas Ltd. - 29

Notes to The Condensed Consolidated Financial Statements

March 31, 2017 (unaudited)

All tabular amounts are in thousands of Canadian dollars except as otherwise indicated.

1.	Business and structure of Advantage Oil & Gas Ltd.

Advantage Oil & Gas Ltd. and its subsidiaries (together “Advantage” or the “Corporation”) is an intermediate natural gas and liquids development and production corporation with a significant position in the Montney resource play located in Western Canada.

Advantage is domiciled and incorporated in Canada under the Business Corporations Act (Alberta). Advantage’s head office address is 300, 440 – 2nd Avenue SW, Calgary, Alberta, Canada. The Corporation’s primary listing is on the Toronto Stock Exchange and is also traded on the New York Stock Exchange as a Foreign Private Issuer, under the symbol “AAV”.

2.	Basis of preparation

(a)	Statement of compliance

The Corporation prepares its interim condensed consolidated financial statements in accordance with Canadian generally accepted accounting principles (“GAAP”) as defined in the Chartered Professional Accountants Canada Handbook (the “CPA Canada Handbook”). The CPA Canada Handbook incorporates International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, including IAS 34, Interim Financial Reporting. The Corporation has consistently applied the same accounting policies as those set out in the audited consolidated financial statements for the year ended December 31, 2016. Certain disclosures included in the notes to the annual consolidated financial statements have been condensed in the following note disclosures or have been disclosed on an annual basis only. Accordingly, these condensed interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2016, which have been prepared in accordance with IFRS as issued by the IASB.

The accounting policies applied in these interim condensed consolidated financial statements are based on IFRS issued and outstanding as of May 4, 2017, the date the Board of Directors approved the statements.

(b)	Basis of measurement

The interim consolidated financial statements have been prepared on the historical cost basis, except as detailed in the Corporation’s accounting policies in the audited consolidated financial statements for the year ended December 31, 2016.

The methods used to measure fair values of derivative instruments are discussed in note 5.

(c)	Functional and presentation currency

These consolidated financial statements are presented in Canadian dollars, which is the Corporation’s functional currency.

3.	Exploration and evaluation assets

Balance at December 31, 2015	$10,071
Additions	6,001
Transferred to property, plant and equipment (note 4)	(60)
Balance at December 31, 2016	$16,012
Additions	2,545
Balance at March 31, 2017	$18,557

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4.	Property, plant and equipment

Cost	Natural gas and liquids properties	Furniture and equipment	Total
Balance at December 31, 2015	$1,874,418	$5,482	$1,879,900
Additions	121,847	166	122,013
Change in decommissioning liability (note 7)	(2,641)	-	(2,641)
Transferred from exploration and evaluation assets (note 3)	60	-	60
Balance at December 31, 2016	$1,993,684	$5,648	$1,999,332
Additions	51,246	-	51,246
Change in decommissioning liability (note 7)	1,269	-	1,269
Balance at March 31, 2017	$2,046,199	$5,648	$2,051,847

Accumulated depreciation	Natural gas and liquids properties	Furniture And equipment	Total
Balance at December 31, 2015	$428,905	$3,912	$432,817
Depreciation	115,885	347	116,232
Balance at December 31, 2016	$544,790	$4,259	$549,049
Depreciation	29,750	70	29,820
Balance at March 31, 2017	$574,540	$4,329	$578,869

Net book value	Natural gas and liquids properties	Furniture And equipment	Total
At December 31, 2016	$1,448,894	$1,389	$1,450,283
At March 31, 2017	1,471,659	1,319	1,472,978

During the three months ended March 31, 2017, Advantage capitalized general and administrative expenditures directly related to development activities of $2.1 million (year ended December 31, 2016 - $6.1 million).

Advantage included future development costs of $1.6 billion (December 31, 2016 – $1.6 billion) in property, plant and equipment costs subject to depreciation.

Advantage Oil & Gas Ltd. - 31

5.	Financial risk management

Financial instruments of the Corporation include trade and other receivables, deposits, trade and other accrued liabilities, bank indebtedness, and derivative assets and liabilities.

Trade and other receivables and deposits are classified as loans and receivables and measured at amortized cost. Trade and other accrued liabilities and bank indebtedness are all classified as financial liabilities at amortized cost. As at March 31, 2017, there were no significant differences between the carrying amounts reported on the Condensed Consolidated Statement of Financial Position and the estimated fair values of these financial instruments due to the short terms to maturity and the floating interest rate on the bank indebtedness.

Fair value is determined following a three level hierarchy:

Level 1: Quoted prices in active markets for identical assets and liabilities. The Corporation does not have any financial assets or liabilities that require level 1 inputs.

Level 2: Inputs other than quoted prices included within Level 1 that are observable, either directly or indirectly. Such inputs can be corroborated with other observable inputs for substantially the complete term of the contract. Derivative assets and liabilities are measured at fair value on a recurring basis. For derivative assets and liabilities, pricing inputs include quoted forward prices for commodities, foreign exchange rates, volatility and risk-free rate discounting, all of which can be observed or corroborated in the marketplace. The actual gains and losses realized on eventual cash settlement can vary materially due to subsequent fluctuations in commodity prices as compared to the valuation assumptions.

Level 3: Under this level, fair value is determined using inputs that are not observable. Advantage has no assets or liabilities that use level 3 inputs.

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5.	Financial risk management (continued)

(a)	Price risk

As at March 31, 2017, the Corporation had the following derivative contracts in place:

Description of Derivative	Term	Volume	Price

Natural gas – AECO
Fixed price swap	January 2017 to June 2017	14,217 mcf/d	Cdn $3.00/mcf
Fixed price swap	April 2017 to June 2017	28,434 mcf/d	Cdn $3.00/mcf
Fixed price swap	April 2017 to March 2018	4,739 mcf/d	Cdn $3.27/mcf
Fixed price swap	April 2017 to March 2018	14,217 mcf/d	Cdn $3.27/mcf
Fixed price swap	November 2017 to March 2018	18,956 mcf/d	Cdn $3.22/mcf
Fixed price swap	July 2017 to March 2018	4,739 mcf/d	Cdn $3.02/mcf
Fixed price swap	July 2017 to March 2018	14,217 mcf/d	Cdn $3.01/mcf
Fixed price swap	July 2017 to March 2018	14,217 mcf/d	Cdn $3.00/mcf
Fixed price swap	July 2017 to June 2018	14,217 mcf/d	Cdn $3.00/mcf
Fixed price swap	April 2017 to March 2018	23,695 mcf/d	Cdn $3.01/mcf
Call option sold	April 2017 to December 2018	23,695 mcf/d	Cdn $3.17/mcf (1)
Fixed price swap	October 2017 to September 2018	4,739 mcf/d	Cdn $3.01/mcf
Call option sold	October 2017 to December 2018	4,739 mcf/d	Cdn $3.01/mcf (2)
Fixed price swap	October 2017 to September 2018	4,739 mcf/d	Cdn $3.01/mcf
Call option sold	October 2017 to December 2018	4,739 mcf/d	Cdn $3.06/mcf (3)
Fixed price swap	October 2017 to September 2018	4,739 mcf/d	Cdn $3.01/mcf
Call option sold	October 2017 to December 2018	4,739 mcf/d	Cdn $3.11/mcf (4)
Fixed price swap	October 2018 to March 2019	18,956 mcf/d	Cdn $3.00/mcf
Fixed price swap	October 2018 to March 2019	18,956 mcf/d	Cdn $3.00/mcf
Fixed price swap	October 2018 to March 2019	9,478 mcf/d	Cdn $3.00/mcf

Natural gas – AECO/Henry Hub Basis Differential
Basis swap	January 2018 to December 2019	25,000 mcf/d	Henry Hub less US $0.85/mcf
Basis swap	January 2019 to December 2019	25,000 mcf/d	Henry Hub less US $0.90/mcf

(1)	Call option sold is only exercisable by the counterparty if AECO exceeds Cdn $3.43/mcf.
(2)	Call option sold is only exercisable by the counterparty if AECO exceeds Cdn $3.32/mcf.
(3)	Call option sold is only exercisable by the counterparty if AECO exceeds Cdn $3.38/mcf.
(4)	Call option sold is only exercisable by the counterparty if AECO exceeds Cdn $3.43/mcf.

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5.	Financial risk management (continued)

(a)	Price risk

As at March 31, 2017, the fair value of the derivatives outstanding resulted in an asset of $16.4 million (December 31, 2016 – $2.2 million) and a liability of $3.1 million (December 31, 2016 – $24.7 million). The fair value of the commodity risk management derivatives have been allocated to current assets and liabilities on the basis of expected timing of cash settlement.

For the three months ended March 31, 2017, $41.1 million was recognized in net income as a derivative gain (three months ended March 31, 2016- $30.2 million gain). The table below summarizes the realized and unrealized gains on derivatives recognized in net income.

	Three months ended	Three months ended
	March 31, 2017	March 31, 2016
Realized gain on derivatives	$5,194	$14,694
Unrealized gain on derivatives	35,879	15,478
	$41,073	$30,172

(b)	Capital management

Advantage’s capital structure as at March 31, 2017 and December 31, 2016 is as follows:

	March 31, 2017	December 31, 2016
Bank indebtedness (non-current) (note 6)	$147,781	$153,102
Working capital deficit	10,895	6,167
Total debt	$158,676	$159,269
Shares outstanding (note 9(b))	185,092,762	184,654,333
Share closing market price ($/share)	$8.78	$9.12
Market capitalization	1,625,114	1,684,048
Total capitalization	$1,783,790	$1,843,317

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6.	Bank indebtedness

	March 31, 2017	December 31, 2016
Revolving credit facility	$147,980	$153,811
Discount on Bankers Acceptances and other fees	(199)	(709)
Balance, end of period	$147,781	$153,102

On April 28, 2017, the Credit Facilities were renewed with no changes to the borrowing base of $400 million, comprised of a $20 million extendible revolving operating loan facility from one financial institution and a $380 million extendible revolving loan facility from a syndicate of financial institutions. The revolving period for the Credit Facilities will end in June 2018 unless extended at the option of the syndicate for a further 364 day period. The Corporation did not have any financial covenants at March 31, 2017 or December 31, 2016.

7.	Decommissioning liability

The Corporation’s decommissioning liability results from net ownership interests in natural gas and liquids assets including well sites, gathering systems and processing facilities, all of which will require future costs of decommissioning under environmental legislation. These costs are expected to be incurred between 2017 and 2076. A risk-free rate of 2.28% (December 31, 2016 – 2.34%) and an inflation factor of 2.0% (December 31, 2016 – 2.0%) were used to calculate the fair value of the decommissioning liability at March 31, 2017. A reconciliation of the decommissioning liability is provided below:

	Three months ended	Year ended
	March 31, 2017	December 31, 2016
Balance, beginning of year	$40,992	$44,575
Accretion expense	234	915
Property acquisitions	548	-
Liabilities incurred	-	2,193
Change in estimates	(197)	(1,165)
Effect of change in risk-free rate and inflation rate factor	918	(3,669)
Liabilities settled	(563)	(1,857)
Balance, end of period	$41,932	$40,992

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8.	Income taxes

Income tax expense is recognized based on management’s best estimate of the weighted average annual income tax rate expected for the full financial year. No deferred tax asset has been recognized for capital losses of $158 million (December 31, 2016 – $158 million). Recognition is dependent on the realization of future taxable capital gains.

9.	Share capital

(a)	Authorized

The Corporation is authorized to issue an unlimited number of shares without nominal or par value.

(b)	Issued

	Common Shares	Amount
Balance at December 31, 2015	170,827,158	$2,236,728
Shares issued on equity financing, net of issue costs and deferred taxes	13,427,075	96,453
Share based compensation (note 11)	400,100	1,018
Balance at December 31, 2016	184,654,333	$2,334,199
Share based compensation (note 11)	438,429	958
Balance at March 31, 2017	185,092,762	$2,335,157

On March 8, 2016, the Corporation closed an equity financing whereby 13,427,075 common shares were issued at $7.45 per share, for gross proceeds of $100 million, less $3.6 million related to $4.9 million of issuance costs net of $1.3 million of deferred taxes.

10.	Net income per share

The calculations of basic and diluted net income per share are derived from both net income and weighted average shares outstanding, calculated as follows:

	Three months ended
	March 31
	2017	2016
Net income
Basic and diluted	$42,249	$14,691

Weighted average shares outstanding
Basic	184,842,228	174,478,596
Stock Option Plan	729,097	745,432
Performance Incentive Plan	2,496,661	440,499
Diluted	188,067,986	175,664,527

Advantage Oil & Gas Ltd. - 36

11.	Share based compensation

(a)	Stock Option Plan

The following tables summarize information about changes in stock options outstanding at March 31, 2017:

	Stock Options	Weighted-Average Exercise Price
Balance at December 31, 2015	4,031,302	$5.49
Exercised	(921,387)	4.64
Balance at December 31, 2016	3,109,915	$5.75
Exercised	(921,454)	4.46
Balance at March 31, 2017	2,188,461	$6.29

Stock Options Outstanding				Stock Options Exercisable
Range of Exercise Price	Number of Stock Options Outstanding	Weighted Average Remaining Contractual Life - Years	Weighted Average Exercise Price	Number of Stock Options Exercisable	Weighted Average Exercise Price
$4.43 - $5.87	1,214,371	2.04	$5.87	732,363	$5.87
$5.88 - $6.82	974,090	3.01	6.81	310,931	6.81
$4.43 - $6.82	2,188,461	2.47	$6.29	1,043,294	$6.15

(b)	Performance Incentive Plan

Under the Performance Incentive Plan, service providers can be granted two types of Incentive Awards: Restricted Awards and Performance Awards. A Restricted Award is a grant denominated in a fixed number of common shares which generally vests 1/3 on the first anniversary of the grant date, 1/3 on the second anniversary, and 1/3 on the third anniversary. A Performance Award is a grant denominated in a fixed number of common shares which vests on the third anniversary of the grant date. Performance Award grants are multiplied by a Payout Multiplier, that is determined based on Corporate Performance Measures, as approved by the Board of Directors.

As at March 31, 2017, no Restricted Awards have been granted.

The following table is a continuity of Performance Awards:

Performance Awards
Balance at December 31, 2015	666,092
Granted	661,571
Balance at December 31, 2016 and March 31, 2017	1,327,663

Share based compensation recognized by plan for the three months ended March 31, 2017 and 2016 are as follows:

	Three months ended
	March 31
	2017	2016
Stock Option Plan	$202	$189
Performance Incentive Plan	2,175	623
Total share based compensation	2,377	812
Capitalized	(975)	(337)
Net share based compensation expense	$1,402	$475

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12.	Supplementary cash flow information

Changes in non-cash working capital is comprised of:

	Three months ended
	March 31
	2017	2016
Source (use) of cash:
Trade and other receivables	$3,386	$3,631
Prepaid expenses and deposits	34	(218)
Trade and other accrued liabilities	1,308	57
	$4,728	$3,470

Related to operating activities	$311	$1,738
Related to financing activities	-	-
Related to investing activities	4,417	1,732
	$4,728	$3,470

Advantage Oil & Gas Ltd. - 38

Directors

Jill Angevine (1)(3)

Stephen E. Balog (1)(2)(3)

Grant Fagerheim (2)(3)

Paul G. Haggis (1)(2)(3)

Andy J. Mah

Ronald A. McIntosh (2)(3)

(1) Member of Audit Committee

(2) Member of Reserve Evaluation Committee

(3) Member of Human Resources, Compensation & Corporate Governance Committee

Officers

Andy J. Mah, President and CEO

Craig Blackwood, Vice President, Finance and CFO

Neil Bokenfohr, Senior Vice President

Corporate Secretary

Jay P. Reid, Partner

Burnet, Duckworth and Palmer LLP

Auditors

PricewaterhouseCoopers LLP

Bankers

The Bank of Nova Scotia

National Bank of Canada

Royal Bank of Canada

Canadian Imperial Bank of Commerce

Union Bank, Canada Branch

Alberta Treasury Branches

Wells Fargo Bank N.A., /Canada Branch

Independent Reserve Evaluators

Sproule Associates Limited

Legal Counsel

Burnet, Duckworth and Palmer LLP

Transfer Agent

Computershare Trust Company of Canada

Abbreviations

bbls	- barrels
bbls/d	- barrels per day
boe	- barrels of oil equivalent (6 mcf = 1 bbl)
boe/d	- barrels of oil equivalent per day
mcf	- thousand cubic feet
mcf/d	- thousand cubic feet per day
mmcf	- million cubic feet
mmcf/d	- million cubic feet per day
bcf	- billion cubic feet
gj	- gigajoules
NGLs	- natural gas liquids
WTI	- West Texas Intermediate

Corporate Office

300, 440 – 2nd Avenue SW

Calgary, Alberta T2P 5E9

(403) 718-8000

Contact Us

Toll free: 1-866-393-0393

Email: ir@advantageog.com

Visit our website at www.advantageog.com

Stock Exchange Trading Symbol

(Toronto Stock Exchange and New York Stock Exchange)

Shares: AAV

Advantage Oil & Gas Ltd. - 39